Lihua International, Inc.
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

July 13, 2009

Pamela Long, Esq.
Division of Corporate Finance
Mail Stop 4631
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lihua International, Inc. Registration Statement on Form S-1 Filed on: June 3, 2009 File No. 333-159705

Dear Ms. Long:

Lihua International, Inc. (“We” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 1 on Form S-1/A (“Amendment No. 1”) to a registration statement that was originally filed on Form S-1 on June 3, 2009 (the “Registration Statement”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Registration Statement.

Based upon the Staff’s review of the Registration Statement, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated June 29, 2009 (the Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s letter.

General

1.	Please correct your Primary Standard Industrial Classification Code Number (i.e. 3350).

Response:  In accordance with the Staff’s request, we have we have revised the disclosure accordingly.

2.
We note that you are offering for resale the “Offering Escrow Shares”. However, you are missing the selling stockholder information as required in accordance with Item 507 of Regulation S-K. Please revise your disclosure accordingly.

Response: In accordance with the Staff’s request, we have added the disclosure required by item 507 of Regulation S-K on page X.  In addition to disclosure regarding the Offering Escrow Shares selling stockholders, please note that we have added a firm commitment underwritten secondary offering by Vision Opportunity China LP (“Vision”) of additional shares of common stock with the Company issuing a corresponding number of quarter warrants.  We have also agreed that Vision will sell shares to cover the shares underlying the Units in the over-allotment option, with the Company issuing a corresponding number of quarter-warrants in the over-allotment.

Vision is not an affiliate of the Company, as it beneficially owns less than 10% of the Company and does not exercise control over the Company.  The Shares being sold on behalf of Vision were converted from Series A Preferred Stock, which Vision purchased in a private placement financing in October 2008.  Vision is not in the business of underwriting securities and is not affiliated with a broker/dealer.

The Shares that will be sold by Vision and the Offering Escrow Shares coming from the Original Stockholders were previously registered for resale on a Registration Statement on Form S-1 (Registration No. 333-156120), which was declared effective by the Commission on May 13, 2009 (the “Resale Registration Statement”).  We are in the process of preparing for filing a post-effective amendment to the Resale Registration Statement to de-register the shares of common stock held by Vision which will be sold in the offering and the Offering Escrow Shares coming from the Original Stockholders.

3.
Given Magnify Wealth’s affiliate status as Lihua’s controlling stockholder; the nature of this transaction; and your ineligibility to conduct an “at-the-market” offering under Rule 415(a)(4) of Regulation C, please provide us with your legal analysis as to why the potential distribution of the Offering Escrow Shares to the IPO investors should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of Regulation C, rather than a primary offering, where Magnify Wealth and the Original Stockholders are identified as statutory underwriters selling on behalf of the issuer. For additional guidance please see Section 612, Item 612.09 of the Compliance and Disclosure Interpretations related to Securities Act Rules. You can find our Compliance and Disclosure Interpretations on the Commission’s website athttp://www.sec.gov/divisions/orpfin/guidance/securitiesactrules-interps.htm. We may have additional comments upon review of your response.

Response: We do not believe that the potential release of the Offering Escrow Shares to the IPO investors should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of Regulation C.  The sale of the Offering Escrow Shares will occur at the time of the public offering.  Under Section 2(a)(3) of the Securities Act of 1933 (the “Securities Act”) “any security given or delivered with, or as a bonus on account of, any purchase of securities . . .shall be conclusively presumed to constitute a part of the subject of such purchase and to have been offered and sold for value.”  Therefore, it is our position that the Offering Escrow Shares are not being sold on a delayed basis and that they are covered by the firm commitment underwriting by Maxim.

The Offering Escrow Shares are being included as part of the structuring of the public offering as an incentive to the IPO investors to purchase units.  The price at which the units are being sold includes the value to the IPO investors of the potential issuance of the Offering Escrow Shares, and Maxim is receiving its commission based on this price.

Section 2(a)(11) of the Securities Act which defines the term “underwriter.”  That section provides that “[t]he term “underwriter” means any person who has purchased from an issuer with a view to, or offers or sells for an issue in connection with, the distribution of any security. . ..  . As used in this paragraph the term “issuer” shall include, in addition to an issuer, any person directly or indirectly controlling . . . the issuer . . .”  Accordingly, we believe that Maxim is an underwriter with respect to the Offering Escrow Shares being provided by Magnify Wealth.  Further, we believe that Magnify Wealth, as a controlling stockholder of the Company,  would be considered to be an issuer.

None of the Original Stockholders are our affiliates.  None of  the Original Stockholders are directly or indirectly participating in the distribution or the underwriting of the securities in the public offering.  They have only agreed to put up 7% of the Offering Escrow Shares, which shares will only be released from escrow if the performance thresholds are not met.

Based on the foregoing analysis, we believe that the Offering Escrow Shares are part of the firm commitment underwriting by Maxim of securities in the public offering, and neither Magnify Wealth, nor the Original Stockholders should be deemed to be statutory underwriters on behalf of the Company with respect to the distribution of the Offering Shares.  We have revised the Underwriting section on page 116 to clarify this issue.

4.	Please provide the information regarding determination of the offering price required by Item 505 of Regulation S-K.

Response:  The disclosure required under Item 505 of Regulation S-K was included within the Underwriting Section.  However, we have added a new section entitled “Determination of the Offering Price” on page 28of Amendment No. 1

Outside Front Cover of Prospectus

5.
To help investors better understand the effect of their investment in your units, please do not define the one-quarter of one warrant as a “Warrant” since a “Warrant” cannot be exercised for fractional shares. Also, please revise the first paragraph to clarify that even though the investors may trade in partial warrants, partial warrants cannot be exercised for fractional shares, but for only full, shares of common stock. Please clarify this concept also in “The Offering” discussion on page 6.

Response: We have revised the disclosure on the front cover of the prospectus and in “The Offering” discussion on page 6 accordingly.

6.	Please revise your cover page to reflect the offering of the Offering Escrow Shares by Magnify Wealth and the other selling shareholders.

Response: We have revised the disclosure accordingly.

7.
Please clarify for us supplementally, with a view toward providing clarifying disclosure in your prospectus, what Maxim Group’s role is with respect to the Offering Escrow Shares. We assume these shares are not covered by the firm commitment underwriting, as your Underwriting section states only that Maxim will take and pay for all, if any, of the Units offered. Yet we also note that Maxim will instruct the Escrow Agent as to the disposition of the Offering Escrow Shares. Please clarify, and note that we may have additional comments upon review of your response.

Response: The Offering Escrow Shares are being included as part of the structuring of the public offering as an incentive to the IPO investors to purchase units.  There will be no additional consideration paid by the IPO investors, nor any additional commission received by the underwriters, if some or all of the Offering Escrow Shares are released to the IPO investors.   The Offering Escrow Shares are being included in the firm commitment underwriting.  We have had added additional disclosure with respect to this issue in the Underwriting section on page 116.

Part II

Undertakings, page II-5

8.	Please revise your disclosure to include the undertakings required by Item 512(a)(6) and Item 512(i) of Regulation S-K.

Response.   We have revised the disclosure accordingly.

Sincerely,

Lihua International, Inc.

By: /s/ Jianhua Zhu
Name: Jianhua Zhu
Title:  Chief Executive Officer

c.c.	Mitchell S. Nussbaum, Esq. Tahra T. Wright, Esq.